Fuchsia Shoes

Software Technolo

Luxury shoes empowering artisans worldwide... One step at a time

FUCHSIASHOES.COM SEATTLE WASHINGTON



Fuchsia Shoes features beautifully handcrafted ballet flats that bring with them a heartwarming story. We realized that such a combination is missing in the Western retail market today. Our search for a product to fill this gap led us to discover the challenges faced by the native artisans, such as lack of exposure to their art and low wages.

Afshan Abbas CEO @ Fuchsia Shoes

ABOUT UPDATES GRAPEVINE ASK A QUESTION

Why you may want to support us...

1. Over 10,000 pairs of Fuchsia shoes sold
2. Our 2016 Kickstarter campaign was the most biggest successful campaign for ballet flats
3. 25% Repeat Purchase Rate within 30 days
4. The founders have years of experience working for companies like Amazon and Microsoft
5. GROWTH POTENTIAL: $30 billion U.S. non-athletic footwear industry, with growth driven by e-commerce sales, fashionable & comfortable shoes.
6. Over $200,000 of direct to consumer sales in last 18 months

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Afshan Abbas
CEO
Afshan has worked for Microsoft and INRIX as a data engineer. At Microsoft's incubation team, she learned how to take an idea to market, even in the face of adversity.

Rameez Sajwani
CTO
Rameez on the other hand worked as a senior software engineer and worked on world's largest distribution systems - AMAZON S3 and Microsoft Azure.

Muhammad Umar
Regional Director Pakistan
Omer oversees day to day operation in Pakistan, including relationship with artisan factories and logistics.

Jim Huffman
Growth Marketer
Forbes Agency Council Member | Techstars Startup Mentor | #1 Selling Author on Amazon | Grew two startups from idea to 10 Million dollars in sales.

In the news

Downloads

Fuchsia Pitch Deck.pptx - 2020.pdf

Story

Over 10,000 Pairs Sold



Product Innovation

We're not selling the same shoes artisan are selling at local market. Instead we modified the traditional designs to ensure they meet the needs of our American customers, with adding rubber soles, soft padding to improve comfort, durability and functionality.


EMBROIDERY
LEATHER UPPER
SOCK-LINER WITH EMBROIDERY
EXTRA PADDING FOR COMFORT
LEATHER OUTSOLE
LEATHER HEEL

Over 500 Customer Reviews

Pleasantly surprised - Review by Kathleen A. on 21 Jun 2019

"I was a bit skeptical when I ordered these because they are so flat. I normally need more support in a shoe. However these flats have a nice cushion in them which helps a lot. I ordered my usual size and fit perfectly. "

Winner of Kitsap Bank edg3 Fund

2019 Kitsap Bank received numerous applications, went through finalist and semi-finalist elimination rounds, and hosted a pitch night for the remaining candidates with more than 300 people in attendance at the Kitsap Conference Center in Bremerton, WA. Fuchsia Shoes was chosen by an independent panel of judges consisting of entrepreneurs and venture capital investors.


Kitsap Bank
edg3 FUND
Fuchsia

Fledglings 2019

Fuchsia was selected as cohort of 2019 Fledge. Which is one the the reputed accelerator in North America for For Profit Venture Scale Business with a social impact. With the help of Fledge network and Friend & Family Fuchsia raised their pre-seed money.


7000
Customers
16%
Repeat Rate

Impact

By choosing to support artisan, we — as consumers, investors, business leaders and policymakers — can help to realize this potential, and to generate deeper social and economic impact for hardworking artisans around the world, and especially for women.

* **LOCAL ECONOMY -** We are sourcing all raw material locally which fuels the local economies while keeping our product cost down and quality up.

* **SUSTAINABLE WORK FOR ARTISANS -** More than dozen artisans have been involved in Fuchsia's supply chain so far. Living on salaried sustainable living wages, benefits, and ownership opportunity.


WE
MAKE
YOUR
SHOES

Investor Q&A

– COLLAPSE ALL

What does your company do?

Fuchsia is direct-to-consumer brand focused on selling luxury artisanal products in a highly transparent way. We built a transparent supply chain that leverages the already existing infrastructure of the artisan economy and brings it in front of global consumers. Removing middlemen from existing supply chain allows us to make luxury products affordable for our consumers and at the same time add value to artisans by empowering local economies and scale ethical fashion globally.

Where will your company be in 5 years?

In next 5 years, we want to become market leader when it comes to sustainable fashion and ethical fashion. We want to change the story behind the things we buy by collaborating with these makers to develop a quality product that can succeed in the global markets and bring you craftsmanship and style that you can be proud to wear. We want to expand our selves into different fashion products from shoes to clothing, and expand our presence beyond e-commerce to flagship store.

Why did you choose this idea?

Fuchsia Shoes features beautifully handcrafted ballet flats that bring with them a heartwarming story. We realized that such a combination is missing in the Western retail market today. Our search for a product to fill this gap led us to discover the challenges faced by the native artisans, such as lack of exposure to their art and low wages.

What is your target market?

Our target market is ethical fashion enthusiasts. Research shows that 71% of Millennials today want their brands to be transparent and this is precisely what Fuchsia is offering. We want to be market leaders when it comes to sustainable fashion.

How can handmade scale?

A lot of people show concern when it comes to scale. Our scale depends on two factors.

1) How many skilled artisans we can hire.
2) How we scale the manufacturing to keep the quality intact.

The artisan economy is the second largest economy in developing countries after agriculture. We have an abundance of artisans with required skill set on manufacturing side. We have to make sure our manufacturing and supply chain is able to scale with them. This is not a new problem and companies like Etsy, Amazon handmade and lust have already solved them. We believe our SOPs are strong and solid enough to be able to scale with growing demand.

Will you only limit yourself to shoes?

No, we plan to expand to different artisan products in future. Growth is everything for us. We want to continue growing aggressively in our current product line, then expand our collection to other categories of kids, men, and other fashion accessories.

In next 2 years we want to become go- to artisan brand that collaborates with thousands of talented artisans across the globe, developing only quality products that can succeed in the global markets to bring you craftsmanship and unique style that you can be proud to wear. We would also like to expand our presence beyond e-commerce to a flagship store.

Why are you the right team for the business?

We, the founders were born and raised in Pakistan, and have experienced the unique challenges developing nations / remote communities face when it comes to technology and growth, even though globalization has led to many advancements throughout the world.

After working for fortune 500 tech companies, we want to give back. We want to use our skills and expertise to transform developing nations towards sustainable growth, with innovative solutions that promote the welfare of people in those areas. We want to do this by leveraging technology to create economic opportunities for socially marginalized artisans, and by connecting them with the socially conscious consumers globally.

How are you going to acquire customers?

People love Fuchsia not just because they like the product but they also like the stories behind the product. The fact that they can see the real people and connect faces with our product is something very unique for our consumer. We are building our customer acquisition strategy on story building. We have 20,000 email subscribers and 10k followers on Instagram and Facebook. We want to use the power of social media and emails to tell our artisans stories and the impact Fuchsia is creating in their life. Coming in front of as many customers as we can through social and print media and then regularly following up with them has worked in the past for us. At some point of time we would like to get into big retailers like Nordstrom etc to get as many eyes as we can.

What are your profit margins?

We work directly the artisans without any middle man, which gives us a great opportunity for healthy margins even as we end up paying handsomely to our artisans. Artisans work for our factory end up earning 3 times more than the average artisan who works at any regular factory in Pakistan. On our shoes our profit margins are 2.5 times the manufacturing cost.

How will you make money?

Our business model is simple: we sell fashion accessories at affordable prices with complete transparency. We let our artisans focus only on making stellar products, something they are good at. Our team here in the Seattle focuses on trends in fabric patterns, product design, marketing, sales, shipping and customer service. We are keeping ourselves Direct to Consumer.

Who are your competitors?

Across the US, sustainable fashion brands have seen an explosion of growth over the last 3-5 years. In the apparel space, a new e-commerce retailer is Everlane, working with ethical factories and providing transparency around pricing of their products.
In the shoe space, there is TOMS, Rothys and Allbirds bringing footwear made from recyclable material. While these brands are advocating for sustainability in some way, no one is working with rural artisans like Fuchsia or providing a transparent product journey of how their products are created and reach the customers.

I have seen these shoes on Amazon for as little at $20. Why are you selling it for $100?

Knock-offs exist everywhere and you cannot stop them. But remember, people don't purchase Fuchsia because of the comfort only, but in fact they trust our brand and believe in our sustainable model. Because of our high quality material our customers compare these shoes with high end Italian brands. So, if you are just looking for a pair of shoes then Amazon is your place to go, but if you believe in revolutionizing the fashion industry and believe in sustainability then Fuchsia is your brand.

How are you going to use the funds?

We want to hire our core team that is necessary to grow the company. This involves hiring a creative director, fulfillment specialist, customer service rep, and supply chain manager. Secondly, we are working in a pre-order phase. We want to build inventory of running shoes sizes
and procure raw material at scale. We also want to hire more artisans and onboard more sustainably sourced materials like Merino Wool, Jute and up-cycled fabrics.

How are you sustainable, your products are made out of leather?

That's right majority of Fuchsia shoes are made with leather. We are in no denial that the process of raising cattle and manufacturing leather has an environmental impact. However, when it comes to sustainability, "non- leather" is not necessarily a clear-cut alternative. Typical vegan or faux leather may be not biodegradable and when used in cheaper "fast fashion" products, its low quality means it will often need to replaced every few months. Genuine leather, such as that used in Fuchsia shoes, lasts a very long time and is therefore more sustainable in terms of its durability. Based on our current experience and research, we believe that reusing and recycling materials while working towards a closed-loop system is the most sustainable option available to us today.
We seek recycled leather whenever possible. We source our sole leather from meat farms, which is basically a by product. By putting it to use, we divert it from landfills.
In addition, handmade goods use much less energy in the actual production. At the same time, global trade empowers the most under represented community of artisans striving towards sustainable economic development and a better future. We are committed to continuing to learn and grow, continuously experimenting with more sustainable materials we can use in the future.

How much money is going to artisans?

We are taking the minimum wage of workers in the community and ensuring our artisans are taking home at-least 2x of that. There are 6 full time artisans working for Fuchsia, and right now that are making 2x - 3x more than what they were making before us in the shoes space, in addition receiving bonuses and medical benefits.
Our model ensures sustainable sources of income rather than looking for odd jobs.

How are you ensuring high product quality?

Quality and comfort are our unwavering tenants; every Fuchsia shoe is handmade by artisans who pour in their individual creativity, passion and love. Every Fuchsia shoes goes through the process of quality assurance, which makes sure the shoes are up to the quality standard. Our on-ground quality assurance team looks at each and every shoe in person and tests it against our quality guideline. In order to make sure every shoe adheres to the same quality principle we procure the raw materials ourselves, instead of letting the artisan buy them. We are partnering with one of the largest shoe manufacturers of Pakistan for raw materials. All of our partners are certified exporters for Europe and USA.

What is your business model?

The Fuchsia business model works on very principles which are missing in fashion industry: openness, pro-social processes and comfort. We built a transparent manufacturing supply chain that leverages the already existing infrastructure of the artisan economy. We let our artisans focus only on making stellar products, something they are good at, whereas our team here in the Seattle focuses on trends in fabric patterns, product design, marketing, sales, shipping and customer service.